SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Evelo Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

299734103

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Pioneering Inc.

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship VentureLabs IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 684,372
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 684,372
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 684,372
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,854,541
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,854,541
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,854,541
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Fund IV-Rx, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 782,244
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 782,244
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 782,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Fund IV General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,636,785
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,636,785
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,636,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship VentureLabs V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,645,637
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,645,637
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,637
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship VentureLabs V Manager LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,645,637
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,645,637
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,637
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Pioneering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,645,637
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,645,637
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,637
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,201,284
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,201,284
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,201,284
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship V VentureLabs Rx Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,609,871
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,609,871
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,609,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Nutritional Health Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 795,950
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 795,950
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 795,950
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Nutritional Health Disruptive Innovation Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,598,177
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,598,177
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,598,177
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Fund V General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,205,282
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,205,282
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,205,282
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Opportunities Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,079,032
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,079,032
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,079,032
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Opportunities Fund I General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,079,032
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,079,032
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,079,032
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Nutritional Health LTP Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,333,333
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,333,333
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Nutritional Health LTP General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,333,333
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,333,333
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,333,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Noubar B. Afeyan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,690 (1)
	8.	Shared Voting Power 22,900,069
	9.	Sole Dispositive Power 15,690 (1)
	10.	Shared Dispositive Power 22,900,069
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,915,759 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.7%
14.	Type of Reporting Person (See Instructions) IN

(1) Includes options to purchase 15,690 shares of Common Stock that are exercisable within 60 days of the date hereof.

CUSIP No. 299734103

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined below) on May 21, 2018 with respect to the shares of common stock, $0.001 par value per share (“Common Stock”), of Evelo Biosciences, Inc. (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	Flagship VentureLabs IV LLC, a Delaware limited liability company (“VentureLabs IV”). The manager of VentureLabs IV is Flagship Ventures Fund IV, L.P., a Delaware limited partnership (“Flagship Fund IV”).
ii.	Flagship Fund IV. The general partner of Flagship Fund IV is Flagship Ventures Fund IV General Partner LLC (“Flagship Fund IV GP”).
iii.	Flagship Ventures Fund IV-Rx, L.P., a Delaware limited partnership (“Flagship Fund IV-Rx,” and together with VentureLabs IV and Flagship Fund IV, the “Flagship Fund IV Funds”). Flagship Fund IV GP is the general partner of Flagship Fund IV-Rx.
iv.	Flagship Fund IV GP. Noubar B. Afeyan, Ph.D. (“Dr. Afeyan”) is the sole manager of Flagship IV GP.
v.	Flagship VentureLabs V, LLC, a Delaware limited liability company (“VentureLabs V”). The manager of VentureLabs V is Flagship VentureLabs V Manager LLC, a Delaware limited liability company (“VentureLabs V Manager”).
vi.	VentureLabs V Manager. The manager of VentureLabs V Manager is Flagship Pioneering, Inc. (“Pioneering”), a Delaware corporation.
vii.	Pioneering. Dr. Afeyan is the sole director of Pioneering.
viii.	Flagship Fund V. The general partner of Flagship Fund V is Flagship Ventures Fund V General Partner LLC, a Delaware limited liability company (“Flagship Fund V GP”).
ix.	Flagship V VentureLabs Rx Fund, L.P., a Delaware limited partnership (“VentureLabs Rx V”). Flagship Fund V GP is the general partner of VentureLabs Rx V.
x.	Nutritional Health Side Fund, L.P., a Delaware limited partnership (“Nutritional Health Side Fund”). Flagship Fund V GP is the general partner of Nutritional Health Side Fund.
xi.	Nutritional Health Disruptive Innovation Fund, L.P., a Delaware limited partnership (“Nutritional Innovation Fund,” and together with VentureLabs V, Flagship Fund V, VentureLabs Rx V and Nutritional Health Side Fund, the “Flagship Fund V Funds”). Flagship Fund V GP is the general partner of Nutritional Innovation Fund.
xii.	Flagship Fund V GP. Dr. Afeyan is the managing member of Flagship Fund V GP.
xiii.	Flagship Ventures Opportunities Fund I, L.P., a Delaware limited partnership (“Flagship Opportunities I”). The general partner of Flagship Opportunities I is Flagship Ventures Opportunities Fund I General Partner LLC, a Delaware limited liability company (“Flagship Opportunities GP”).
xiv.	Flagship Opportunities GP. Dr. Afeyan is the managing member of Flagship Opportunities GP.
xv.	Nutritional Health LTP Fund, L.P., a Delaware limited partnership (“Nutritional LTP,” and, together with the Flagship Fund IV Funds, VentureLabs V, the Flagship Fund V Funds and Flagship Opportunities I, the “Flagship Funds”). The general partner of Nutritional LTP is Nutritional Health LTP General Partner LLC, a Delaware limited liability company (“Nutritional LTP GP”).
xvi.	Nutritional LTP GP. Dr. Afeyan is the sole member and manager of Nutritional LTP GP.
xvii.	Dr. Afeyan, a citizen of the United States of America.

Effective May 11, 2020, Edwin M. Kania, Jr. retired from both Pioneering and as a manager of Flagship Fund IV GP.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts 02142.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 299734103

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

The information set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, the Flagship Funds may distribute the shares of Common Stock that they directly hold to their respective limited partners.

David R. Epstein, who is an Executive Partner at Flagship Pioneering, an affiliate of the Reporting Persons, is chairman of the board of directors of the Issuer. Theo Melas-Kyriazi, who is an Executive Partner at Flagship Pioneering, is a director of the Issuer. The Reporting Persons, either directly or indirectly through Mr. Epstein and Mr. Melas-Kyriazi, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

On June 29, 2020, Flagship Fund IV, Flagship Fund IV-Rx, Flagship Opportunities I and Nutritional LTP purchased an additional 1,333,333 shares, 333,333 shares, 1,666,667 shares and 1,333,333 shares, respectively, of the Issuer’s Common Stock in an underwritten public offering (the “June 2020 Public Offering”) at a price per share of $3.75.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 46,121,208 outstanding shares of Common Stock immediately following the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed on June 25, 2020.

VentureLabs IV, Flagship Fund IV, and Flagship Fund IV-Rx directly hold 684,372 shares, 3,170,169 shares and 782,244 shares of Common Stock, respectively. Flagship Fund IV, as the manager of VentureLabs IV, may be deemed to beneficially own the shares directly held by VentureLabs IV. Flagship Fund IV GP, as the general partner of the Flagship Fund IV Funds, may be deemed to beneficially own the shares directly held by the Flagship Fund IV Funds.

CUSIP No. 299734103

VentureLabs V directly holds 2,645,637 shares of Common Stock. VentureLabs V Manager, as the manager of VentureLabs V, and Pioneering, as the manager of VentureLabs V Manager, may be deemed to beneficially own the shares directly held by VentureLabs V.

Flagship Fund V, VentureLabs Rx V, Nutritional Health Side Fund, and Nutritional Innovation Fund directly hold 4,201,284 shares, 1,609,871 shares, 795,950 shares, and 3,598,177 shares of Common Stock, respectively. Flagship Fund V GP, as the general partner of the Flagship Fund V Funds, may be deemed to beneficially own the shares directly held by the Flagship Fund V Funds.

Flagship Opportunities I directly holds 4,079,032 shares of Common Stock. Flagship Opportunities GP, as the general partner of Flagship Opportunities I, may be deemed to beneficially own the shares directly held by Flagship Opportunities I.

Nutritional LTP directly holds 1,333,333 shares of Common Stock. Nutritional LTP GP, as the general partner of Nutritional LTP, may be deemed to beneficially own the shares directly held by Nutritional LTP.

Dr. Afeyan, as the sole manager of Flagship Fund IV GP, Flagship Fund V GP, Flagship Opportunities GP and Nutritional LTP GP and as the sole director of Pioneering, may be deemed to beneficially own the shares directly held by the Flagship Funds.

Item 5(c) is hereby amended to include the following:

(c) On June 29, 2020, Flagship Fund IV, Flagship Fund IV-Rx, Flagship Opportunities I and Nutritional LTP purchased an additional 1,333,333 shares, 333,333 shares, 1,666,667 shares and 1,333,333 shares, respectively, of the Issuer’s Common Stock in connection with the June 2020 public offering. The purchase price was $3.75 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

Lock-Up Agreement

In connection with the June 2020 public offering, the Flagship Funds entered into a lock-up agreement (the “Lock-Up Agreement”) with Morgan Stanley & Co., LLC and Cowen and Company, LLC. Pursuant to the terms of the Lock-Up Agreement, the Flagship Funds have agreed, with certain exceptions, during the period ending 90 days after June 25, 2020, not to directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise transfer or dispose of any shares of our common stock (including, without limitation, shares of common stock which may be deemed to be beneficially owned currently or hereafter in accordance with the rules and regulations of the SEC, shares of common stock which may be issued upon exercise of a stock option or warrant and any other security convertible into or exchangeable for common stock), enter into any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from our common stock, or publicly announce any intention to do so.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith)
Exhibit 2	Lock-Up Agreement (filed herewith)

CUSIP No. 299734103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2020

FLAGSHIP VENTURELABS IV LLC

By: Flagship Ventures Fund IV, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV-RX, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURELABS V LLC

By:	Flagship VentureLabs V Manager LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Director

CUSIP No. 299734103

FLAGSHIP VENTURELABS V MANAGER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Director

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Director

FLAGSHIP VENTURES FUND V, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP V VENTURLABs RX FUND, L.P.

By: Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH SIDE FUND, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH DISRUPTIVE INNOVATION FUND, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

CUSIP No. 299734103

FLAGSHIP VENTURES FUND V GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I, L.P.

By:	Flagship Ventures Opportunities Fund I General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND, L.P.

By:	Nutritional Health LTP Fund General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.